FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2011

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-________________.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim unaudited consolidated financial statements as of June 30, 2011 and 2010 and for the three-month and six-month periods then ended

Translation of consolidated financial statements originally issued in Spanish - see note 14

Report on review of interim consolidated financial statements

To the Shareholders of Compañia de Minas Buenaventura S.A.A.

We have reviewed the accompanying consolidated financial statements of Compañia de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries (together the "Company"), which comprises the consolidated balance sheet as of June 30, 2011, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three and six–month periods ended June 30, 2011 and other explanatory notes. Management is responsible for the preparation and presentation of these interim consolidated financial statements in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.  Our responsibility is to express a conclusion on them based on our review.

We conducted our review in accordance with International Auditing Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information is limited primarily to making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards.  Consequently, it does not enable us to obtain an assurance that we would become aware of all material matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that would lead us to believe that the accompanying interim consolidated financial statements were not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”.

Lima, Peru

July 26, 2011

Countersigned by:

Marco Antonio Zaldívar
C.P.C.C. Register No.12477

Translation of consolidated financial statements originally issued in Spanish - see note 14

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Balance Sheets
As of June 30, 2011 (unaudited) and December 31, 2010 (audited)

	Note	2011	2010
		US$(000)	US$(000)
			(Note 3)

Assets

Current assets

Cash and cash equivalents	5(a)	615,301	600,796

Financial assets at fair value through profit or loss		51,152	50,154

Trade accounts receivable, net		141,562	160,928

Other accounts receivable		30,895	23,593

Other accounts receivable from associates	12(b)	23,599	18,903

Embedded derivatives for concentrates sales		1,063	13,645

Inventory, net		129,293	82,081

Prepaid expenses		29,942	21,615

Total current assets		1,022,807	971,715

Other accounts receivable		1,533	1,538

Other accounts receivable from associates	12(b)	36,869	20,736

Long-term inventory		39,370	27,104

Prepaid expenses		2,144	12,887

Investment in associates	6(a)	1,661,801	1,412,414

Mining concessions and property, plant and equipment, net		597,788	532,577

Development costs, net		78,525	86,340

Deferred income tax asset	9(a)	168,453	201,454

Other assets		5,831	6,095

Total assets		3,615,121	3,272,860

	Note	2011	2010
		US$(000)	US$(000)
			(Note 3)

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable		85,945	91,374
Income tax payable		25,284	26,538
Other accounts payable		101,245	115,838
Other accounts payable to associates	12(b)	620	1,584
Embedded derivates for concentrate sales		244	-
Derivative financial instruments liability		9,526	16,291
Financial obligations	7	2,004	2,018

Total current liabilities		224,868	253,643

Other accounts payable		101,867	116,214
Other accounts payable to associates	12(b)	1,379	1,370
Financial obligations	7	79,656	55,134
Derivative financial instruments liability		4,521	6,897
Deferred income tax liability	9(a)	18,214	21,152

Total liabilities		430,505	454,410

Shareholders’ equity, net
Capital stock, net of treasury shares for US$62,622,000 in 2011 and 2010		750,540	750,540
Investment shares, net of treasury shares for US$142,000 in 2011 and 2010		2,019	2,019
Additional paid-in capital		225,978	225,978
Legal reserve		162,639	162,633
Other reserves		269	269
Retained earnings		1,821,772	1,483,233
Cumulative translation loss		(34,075)	(34,075)
Cumulative unrealized, loss		(3,399)	(6,875)
		2,925,743	2,583,722

Non-controlling interest		258,873	234,728

Total shareholders’ equity, net		3,184,616	2,818,450

Total liabilities and shareholders’ equity, net		3,615,121	3,272,860

The accompanying notes are an integral part of the consolidated balance sheets.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statements of income (unaudited)
For the three and six–month periods ended June 30, 2011 and 2010

		For the three–month periods ended June 30,		For the six–month periods ended June 30,
		2011	2010	2011	2010
		US$(000)	US$(000)	US$(000)	US$(000)
			(Note 3)		(Note 3)

Operating income
Net sales	10	327,302	212,028	690,782	399,637
Royalty income	12(a)	15,982	13,357	28,249	27,484
Total income		343,284	225,385	719,031	427,121
Operating costs
Cost of sales, without considering depreciation nor amortization		96,545	80,979	208,057	152,790
Exploration in units in operation		24,065	22,114	46,324	40,448
Depreciation and amortization		23,605	16,952	44,998	33,511
Total operating costs		144,215	120,045	299,379	226,749
Gross income		199,069	105,340	419,652	200,372
Operating expenses
Administrative	11	19,500	29,193	36,482	40,472
Royalties		16,987	12,120	31,310	20,774
Exploration in non-operating areas		12,096	10,299	22,700	18,154
Selling		2,648	2,215	4,853	4,277
Total operating expenses		51,231	53,827	95,345	83,677
Operating income		147,838	51,513	324,307	116,695
Other income (expenses), net
Share in the results of related parties by equity method	6(b)	129,609	86,163	235,314	198,417
Interest income		2,042	775	5,377	4,470
Interest expense		(1,282)	(1,709)	(3,427)	(4,195)
Loss from currency exchange difference, net		(25)	60	(823)	(694)
Other, net		968	303	3,035	3,467
Total other income, net		131,312	85,592	239,476	201,465
Income before income tax and non-controlling interest		279,150	137,105	563,783	318,160
Income tax	9(b)	(48,690)	(17,826)	(94,229)	(33,734)
Net income		230,460	119,279	469,554	284,426
Net income attributable to non-controlling interest		(26,286)	(7,691)	(47,048)	(16,438)

Net income attributable to Buenaventura		204,174	111,588	422,506	267,988
Basic and diluted earnings per share attributable to Buenaventura, stated in U.S. dollars		0.80	0.44	1.66	1.05

The accompanying notes are an integral part of the consolidated balance sheets.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)
For the six–month periods ended June 30, 2011 and 2010

	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Cumulative translation loss	Cumulative unrealized, loss	Total	Non- controlling interest	Total Equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2010 (note 3)	253,759,664	750,540	2,019	225,978	112,363	269	980,151	(34,075)	(4,315)	2,032,930	190,961	2,223,891
Dividends declared and paid, notes 8(a) and 8(b)	-	-	-	-	-	-	(76,332)	-	-	(76,332)	(27,994)	(104,326)
Net change in unrealized loss on hedging derivative financial instruments held by El Brocal	-	-	-	-	-	-	-	-	4,163	4,163	3,190	7,353
Net change in unrealized loss on other investments	-	-	-	-	-	-	-	-	143	143	-	143
Expired dividends	-	-	-	-	27	-	-	-	-	27	-	27
Capitalization of debt to minority shareholder of La Zanja	-	-	-	-	-	-	-	-	-	-	15,399	15,399
Net income	-	-	-	-	-	-	267,988	-	-	267,988	16,438	284,426
Balance as of June 30, 2010 (note 3)	253,759,664	750,540	2,019	225,978	112,390	269	1,171,807	(34,075)	(9)	2,228,919	197,994	2,426,913

Balance as of January 1, 2011 (note 3)	253,759,664	750,540	2,019	225,978	162,633	269	1,483,233	(34,075)	(6,875)	2,583,722	234,728	2,818,450
Dividends declared and paid, notes 8(a) and 8(b)	-	-	-	-	-	-	(83,967)	-	-	(83,967)	(25,551)	(109,518)
Net change in unrealized loss on hedging derivative financial instruments held by El Brocal	-	-	-	-	-	-	-	-	3,751	3,751	2,648	6,399
Net change in unrealized loss on other investments	-	-	-	-	-	-	-	-	(275)	(275)	-	(275)
Expired dividends	-	-	-	-	6	-	-	-	-	6	-	6
Net income	-	-	-	-	-	-	422,506	-	-	422,506	47,048	469,554

Balance as of June 30, 2011	253,759,664	750,540	2,019	225,978	162,639	269	1,821,772	(34,075)	(3,399)	2,925,743	258,873	3,184,616

The accompanying notes are an integral part of the consolidated balance sheets.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statements of Cash Flows (unaudited)
For the three and six–month periods ended June 30, 2011 and 2010

	For the three–month periods ended June 30,		For the six–month periods ended June 30,
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)
		(Note 3)		(Note 3)

Operating activities
Proceeds from sales	322,494	249,680	719,289	471,846
Royalties received	9,495	14,290	23,645	31,962
Value Added Tax (IGV) recovered	8,405	316	12,440	2,617
Interest received	1,721	1,017	4,201	2,065
Payments to suppliers and third parties	(141,355)	(132,600)	(350,730)	(238,232)
Payments to employees	(27,689)	(14,477)	(86,143)	(55,882)
Income tax paid	(31,285)	(10,422)	(61,517)	(28,418)
Payments of royalties	(19,236)	(17,943)	(34,809)	(29,283)
Payments of interest	(100)	(363)	(676)	(2,841)
Net cash and cash equivalents provided by operating activities	122,450	89,498	225,700	153,834
Investment activities
Decrease (increase) in time deposit	3,102	(34,774)	17,935	(53,704)
Proceeds from sale of plant and equipment	-	53	-	654
Additions to mining concessions and property, plant and equipment	(63,428)	(55,360)	(104,776)	(109,812)
Payments for purchase of investment shares	(7,940)	(1,963)	(17,019)	(7,265)
Disbursements for development activities	(2,604)	(7,933)	(4,390)	(10,391)
Net cash and cash equivalents used in investment activities	(70,870)	(99,977)	(108,250)	(180,518)
Financing activities
Increase in financial obligations	14,128	11,449	25,515	23,055
Payments of financial obligations	(1,007)	(9,888)	(1,007)	(225,104)
Dividends paid	(83,967)	(82,690)	(83,967)	(82,690)
Dividends paid to minority shareholders	(25,551)	(7,752)	(25,551)	(12,592)
Net cash and cash equivalents used in financing activities	(96,397)	(88,881)	(85,010)	(297,331)
Net increase (decrease) in cash and cash equivalents for the period	(44,817)	(99,360)	32,440	(324,015)
Cash and cash equivalents at beginning of period, note 5	660,118	489,799	582,861	714,454

Cash and cash equivalents at the period-end, note 5	615,301	390,439	615,301	390,439

Translation of consolidated financial statements originally issued in Spanish - see note 14

Consolidated Statements of Cash Flows (unaudited) (continued)

	For the three–month periods ended June 30,		For the six–month periods ended June 30,
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)
		(Note 3)		(Note 3)

Reconciliation of net income to cash and cash equivalents provided by operating activities
Net income attributable to Buenaventura	204,174	111,588	422,506	267,988
Add (less)
Depreciation and amortization	23,605	16,952	44,998	33,511
Provision for long-term officers´ compensation	-	16,675	-	17,098
Net income attributable to non-controlling interest	26,286	7,691	47,048	16,438
Deferred income tax	7,265	2,042	24,796	4,998
Provision for estimated fair value of embedded derivatives of concentrate sales and adjustments on open liquidations	16,468	1,376	9,511	5,502
Gain (loss) from currency exchange difference, net	25	(60)	823	694
Net cost of plant and equipment retired and sold	-	24	-	394
Share in the results of related parties by equity method , net of dividends received in cash	(129,609)	(86,163)	(235,314)	(198,417)
Accretion expense of the provision for closure of mining units	1,179	1,349	2,747	(722)
Reversal for obsolescent inventories	-	(365)	-	(470)
Other	(3,746)	(1,523)	(7,002)	(2,396)
Net changes in operating asset and liability accounts
Decrease (increase) in operating assets -
Trade accounts receivable	(20,629)	35,854	19,366	65,436
Other accounts receivable	27,080	(3,809)	5,306	1,825
Accounts receivable from associates	(4,394)	933	(12,550)	4,478
Inventory	(32,650)	(11,427)	(59,478)	(19,099)
Prepaid expenses	1,541	(10,774)	2,416	(15,393)
Increase (decrease) in operating liabilities –
Trade accounts payable	11,661	7,669	(5,429)	21,221
Income tax payable	(27)	1,096	(1,254)	(13,313)
Other accounts payable	(5,779)	370	(32,790)	(35,939)
Net cash and cash equivalents provided by operating activities	122,450	89,498	225,700	153,834

The accompanying notes are an integral part of the consolidated balance sheets.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the interim consolidated financial statements (unaudited)
As of June 30, 2011 and 2010

1.	Identification and business activity
(a)	Identification -
Compañia de Minas Buenaventura S.A.A. (hereafter “Buenaventura” or “the Company”) is a publicly traded corporation incorporated in 1953.  Buenaventura’s stock is traded on the Lima and New York Stock Exchanges through American Depositary Receipts (ADRs), which represent Company shares deposited in the Bank of New York.  Buenaventura’s legal domicile is at Carlos Villaran Avenue 790, Santa Catalina, Lima, Peru.

(b)	Business activity -
Buenaventura (individually and in association with third parties) is engaged in the exploration, extraction, concentration, smelting and commercialization of polymetallic ores and metals.

Buenaventura directly operates seven mining units located in Peru: Uchucchacua, Orcopampa, Poracota, Julcani, Recuperada, Antapite and Ishihuinca.  In addition, the Company has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit, Minera La Zanja S.R.L. (hereinafter “La Zanja”), which operates La Zanja mining unit and Compañia de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. (hereinafter “Cedimin”), which operates the Shila - Paula mining unit.  The Company also holds interests in a number of other mining companies. The Company also owns an electric power distribution company, an electric power generation company, a mining engineering services company and another company which will provide chemical processing services of ore concentrates. See note 1(d).

(c)	Approval of consolidated financial statements –
The consolidated financial statements as of June 30, 2011 were approved by Management on July 15, 2011 and will be presented for the approval of the Board of Directors and the Shareholders within the terms established by law.  In Management’s opinion, the accompanying consolidated financial statements will be approved without changes by the Board of Directors and Shareholders’ Meetings that will be held in July 26, 2011. The consolidated financial statements as of December 31, 2010 were approved by the Shareholders’ Meeting held on March 25, 2011.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(d)	The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership percentage as of
	June 30, 2011		December 31, 2010
	Direct	Indirect	Direct	Indirect
	%	%	%	%

Investment and mining concessions held, exploration and exploitation of minerals

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. – CEDIMIN (*)	72.32	27.68	44.83	55.17
Compañía Minera Condesa S.A.	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	90.00	-	90.00	-
Sociedad Minera El Brocal S.A.A. (**) (e)	4.25	39.23	4.25	39.23
Inversiones Colquijirca S.A. (***)	81.42	-	81.42	-
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L. (f)	53.06	-	53.06	-
Minera Julcani S.A. de C.V.	100.00	-	100.00	-
Compañía de Minas Buenaventura Chile Ltda.	100.00	-	100.00	-

Electric power activity
Consorcio Energético de Huancavelica S.A.	100.00	-	100.00	-
Empresa de Generación Huanza S.A.(g)	-	100.00	-	100.00

Service providers
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
Contacto Corredores de Seguros S.A.	-	100.00	-	100.00

Chemical processing service
Procesadora Industrial Rio Seco S.A. (h)	100.00	-	100.00	-

(*)
In Shareholders’ Meeting held on May 18, 2011, Cedimin capitalized accounts payable to Buenaventura amounted to US$6,200,000 as of December 31, 2010.  As a consequence, the Company increased its direct ownership percentage from 44.83 percent to 72.32 percent and Compañia Minera Condesa S.A., reduced its direct ownership from 55.17 percent to 27.68 percent in Cedimin’s capital stock.

(**)	Buenaventura´s participation in El Brocal common shares with voting rights was 46.08 per cent as of June 30, 2011 and December 31, 2010.

(***)
Inversiones Colquijirca S.A. has a 51.06 percent interest in Sociedad Minera El Brocal S.A.A., through which Buenaventura held an indirect participation of 39.23 per cent in El Brocal as of June 30, 2011 and December 31, 2010.

(e)	Project for the expansion of El Brocal operations –

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

On August 15, 2008, the Board of Directors of El Brocal approved a project to expand its operations in order to reach a treatment level of 18,000 MT per day of ore from its Tajo Norte and Marcapunta mines.  This project will allow processing ore with a lower lead–zinc grade from the La Llave zone and copper from Marcapunta Norte previously classified, divided in three stages:

-	First: Optimization of the current plant of 5,000 DMT/day to 7,000 DMT/day.
-	Second: New concentrate plant 2,490 DMT/day.
-	Third: Expansion of the new plant from 2,490 DMT/day to 11,000 DMT/day.

As of June 30, 2011, El Brocal concluded the first and second stage of the Project.

As of June 30, 2011 and December 31, 2010, the works related to the project to expand operations, which costs have been capitalized, considering the project economic feasibility study by El Brocal’s Management criteria, are the following:

	2011	2010
	US$(000)	US$(000)
Mine development costs
Expansion of Tajo Norte – Marcapunta Norte	16,524	16,246

Mining concessions and property, plant and equipment
Expansion of refining plant capacity to 18,000 DMT	93,513	92,892
Optimization of crushing plant and conveyor belt	16,154	4,766
Expansion of power grid	7,432	7,174
Construction of Huachacaja tailings area	4,242	3,217
Feasibility study	2,582	2,582
Other minor activities	7,885	3,647
	131,808	114,278
Incorporation to property, plant and equipment operations	(84,935)	(18,825)

Total	63,397	111,699

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(f)	La Zanja´s start up -
Minera La Zanja S.R.L. (hereafter “La Zanja”), is located in the province of Santa Cruz, district of Pulan in the Cajamarca region and has reserves of 675,000 ounces of gold (unaudited). La Zanja began operations in the third quarter of 2010.  As of June 30, 2011, the production amounted to 62,071 ounces of gold (43,728 ounces of gold as of December 31, 2010). On June 24, 2010, the shareholders of La Zanja, approved the capitalization of contributions amounted US$95,779,000.  As of June 30, 2011, La Zanja had a net income amounted to US$45,046,000.

From the third quarter of 2010, Minera La Zanja started the production of gold contained in a product called activated coal.  The cost of sales of 54,367 ounces of gold obtained from the activated coal amounted to US$ 25,357,000 amount that explains part of the increase in this caption in the six-month ended June 30, 2011 compared to same previous period year.

(g)	Construction of hydroelectric power station –
In November 2009, the Consorcio Energetico de Huancavelica S.A. Board of Directors approved the construction of the 90.6 MW capacity Huanza hydroelectric power station, located in the Santa Eulalia river valley.  This investment of US$145,000,000, is in progress since March 2010; its construction is expected to take thirty-three months.  This project is being financed with a US$119,000,000 financial leasing agreement executed with Banco de Credito del Peru and with Consorcio Energetico de Huancavelica S.A.’s own resources.

As of June 30, 2011 and December 31, 2010, the investment in this project amounted to US$91,068,000 (US$63,958,000 as of December 31, 2010).

As of June 30, 2011 and December 31, 2010, the work related to the construction of hydroelectric power station is the following:

	2011	2010
	US$(000)	US$(000)
Development costs
Concessions and others	2,128	2,128

Property, plant and equipment
Preliminar work	39,743	35,792
Water conductor system	30,699	12,138
Access road	5,938	5,543
Transmition line in 60Kv	2,745	2,682
Round house and yard keys	2,128	95
Other minor activities	7,687	5,580
	88,940	61,830

Total	91,068	63,958

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(h)	Construction of washing plant, sulfuric acid and manganese sulfate -
At Board of Directors held on October 28, 2010, agreed the constitution of Procesadora Industrial Rio Seco S.A., in order to carry out the plant manganese sulfate project. The project is located in the community of Lomera in Huaral at 102 kilometers from Lima. The objective of this project is to wash with sulfuric acid, the manganese content in the lead-silver concentrate of Uchucchacua mining unit to reduce the level of manganese and to obtain a higher value added in ore concentrate.  This process will also improve and increase recovery of silver reserves.  For the treatment of gaseous effluents of the process, a sulfuric acid recovery plant will be installed, that will be used for the acid wash of the concentrate.

The total estimated investment for the construction of the washing plant, the plant of sulfuric acid and manganese sulphate plant amounted to US$55,000,000 and it is expected to be completed in the third quarter of 2012.

2.	Interim unaudited consolidated financial statements
Basis of presentation -
The interim unaudited consolidated financial statements for the three and six-month periods ended June 30, 2011 and 2010 had been prepared in conformity with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements does not include all the information and disclosures required in the Company’s annual consolidated financial statements and should be read together with the consolidated financial statements as of December 31, 2010.

In May 2011, the “International Accounting Standard Board” (IASB) issued the following International Financial Reporting Standards, which are not effective in Peru, in addition to the ones included in the audited consolidated financial statements of the year 2010, effective for annual periods beginning January 1, 2013.

-
IFRS 10 “Consolidated Financial Statements”, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  IFRS 10 replaces the consolidation requirements included in SIC-12 Consolidation-Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements.

-
IFRS 11 “Joint Arrangement”, the standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Ventures.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

-
IFRS 12 “Disclosure of Interests in other entities”, this standard establishes requirements for all forms of interests in other entities, joint arrangements including associates, special purpose entities and unconsolidated structured entities.

-
IFRS 13 “Fair Value Measurement”, this standard establishes new requirements on how to measure fair value, improve the coherence of international standards and reduce the complexity bringing a fair value definition and a source for its measurement, moreover the requirements of disclosure for its use through IFRS.

Significant accounting principles and practices -
The criteria and accounting basis used by the Company in preparing the accompanying interim consolidated financial statements are consistent to those used in the preparation of the Company’s annual consolidated financial statements, except by the accounting treatment of income tax and worker´s profit sharing (see note 3).

Reclassifications -
The Company did not make significant reclassifications to its interim consolidated financial statements for the three and six-month periods ended June 30, 2011 and 2010; however the Company has recorded the adjustments mentioned in note 3.

3.	Change in accounting policy
Accordance with CONASEV Resolution N°046-2011-EF/94 issued on January 27, 2011, the Company modified the accounting treatment of workers´profit sharing, according to IAS 19 “Employee Benefits”.   Under this standard, the current workers´profit sharing must be considered as part of personnel costs and not recognize deferred effects.

The consolidated financial statements of the year 2010, which are presented for comparative purposes, were modified according to IAS 8 “Accounting policies, changes in accounting estimates and errors”.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

The changes made to the consolidated financial statements for the year 2010 are as follows:

	As of December 31, 2010
	Reported	Modified	Difference
	US$(000)	US$(000)	US$(000)

Consolidated balance sheets
Deferred workers’ profit sharing asset, net	53,662	-	(53,662)
Deferred income tax asset	185,132	201,454	16,322
Investment in associates	1,404,659	1,412,414	7,755
Deferred workers’ profit sharing liability	(5,641)	-	(5,641)
Deferred income tax liability	(19,460)	(21,152)	(1,692)
Cumulative unrealized, loss	(6,233)	(6,875)	(642)
Retained earnings	1,506,725	1,483,233	(23,492)
Non-controlling interest	236,230	234,728	(1,502)
Shareholders’ equity, net	2,844,086	2,818,450	(25,636)

	For the six-month periods ended June 30, 2010
	Reported	Modified	Difference
	US$(000)	US$(000)	US$(000)

Consolidated statements of income -
Cost of sales, without considering depreciation nor amortization	148,684	152,790	4,106
Administrative expenses	38,953	40,472	1,519
Current workers´ profit sharing	5,625	-	(5,625)
Deferred workers´ profit sharing	1,373	-	(1,373)
Deferred income tax	4,738	4,998	260
Share in the results of related parties by equity method	198,102	198,417	315
Net income	282,998	284,426	1,428
Non-controlling interest	16,933	16,438	(495)
Net income attributable to Buenaventura	266,065	267,988	1,923

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

	For the three-month periods ended June 30, 2010
	Reported	Modified	Difference
	US$(000)	US$(000)	US$(000)
Consolidated statements of income -
Cost of sales, without considering depreciation nor amortization	78,612	80,979	2,367
Administrative expenses	28,350	29,193	843
Current workers´ profit sharing	3,210	-	(3,210)
Deferred workers´ profit sharing	582	-	(582)
Deferred income tax	2,015	2,042	27
Share in the results of related parties by equity method	86,192	86,163	29
Net income	118,753	119,279	526
Non-controlling interest	7,869	7,691	(178)
Net income attributable to Buenaventura	110,884	111,588	704

	As of December 31, 2010
	Reported	Modified	Difference
	US$(000)	US$(000)	US$(000)
Consolidated statements of changes in shareholders´ equity
Retained earnings	1,506,725	1,483,233	(23,492)
Cumulative unrealized, loss	(6,233)	(6,875)	(642)
Shareholders’ equity, net	2,844,086	2,818,450	(25,636)

	As of January 1, 2010
	Reported	Modified	Difference
	US$(000)	US$(000)	US$(000)
Consolidated statements of changes in shareholders´ equity
Retained earnings	1,011,077	980,151	(30,926)
Cumulative unrealized, loss	(3,916)	(4,315)	(399)
Non-controlling interest	199,065	190,961	(8,104)

	For the six-month periods ended June 30, 2010
	Reported	Modified	Difference
	US$(000)	US$(000)	US$(000)
Consolidated statements of cash flows -
Net income attributable to Buenaventura	266,065	267,988	1,923
Non-controlling interest	16,933	16,438	(495)
Operating activities:
Deferred income tax	4,738	4,998	260
Share in the results of related parties by equity method, net of dividends received in cash	198,102	198,417	315

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

	For the three-month periods ended June 30, 2010
	Reported	Modified	Difference
	US$(000)	US$(000)	US$(000)
Consolidated statements of cash flows -
Net income attributable to Buenaventura	110,884	111,588	704
Non-controlling interest	7,869	7,691	(178)
Operating activities:
Deferred income tax	(2,015)	(2,042)	27
Share in the results of related parties by equity method, net of dividends received in cash	86,192	86,163	(29)

4.	Seasonality of operations
The Company and its subsidiaries operate continuously without major fluctuations due to seasonality.

5.	Cash and cash equivalents
(a)	The table below presents the components of this caption:

	As of June 30, 2011	As of December 31, 2010
	US$(000)	US$(000)

Cash	1,546	696
Bank accounts	55,285	124,270
Time deposits (b)	558,470	457,895
Cash balances included in the consolidated statements of cash flows	615,301	582,861
Time deposits with original maturity greater than 90 days (c)	-	17,935

	615,301	600,796

(b)	The table below presents the components of time deposits as of June 30, 2011:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 4 to 73 days	Between 0.35 and 1.32	552,500
Nuevos Soles	From 16 to 42 days	Between 4.45 and 4.65	5,970

			558,470

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

The table below presents the components of time deposits as of December 31, 2010:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. Dollars	From 7 to 63 days	Between 0.16 and 1.45	453,000
Nuevos Soles	From 78 to 90 days	Between 2.5 and 3.05	4,895

			457,895

(c)	As of December 31, 2010, it corresponds to the following time deposits:

Currency	Original maturities	Annual interest rate
		%	US$(000)

Nuevos Soles	From 91 to 123 days	Between 2.75 and 3.40	14,685
U.S. Dollars	From 91 to 104 days	Between 1.25 and 1.30	3,250

			17,935

6.	Investment in associates
(a)	The table below presents the components of this caption:

	Share in shareholders’ equity		Amount
	As of June 30, 2011	As of December 31, 2010	As of June 30, 2011	As of December 31, 2010
	%	%	US$(000)	US$(000)
				(Note 3)
Investments held under the equity method
Minera Yanacocha S.R.L. (c)
Equity share	43.65	43.65	1,117,501	1,004,276
Payment in excess of the share in fair value of assets and liabilities, net			14,697	15,214
			1,132,198	1,019,490
Sociedad Minera Cerro Verde S.A.A. (c)
Equity share	19.26	19.26	443,907	306,995
Payment in excess of the share in fair value of assets and liabilities, net			82,572	83,279
			526,479	390,274

Canteras del Hallazgo S.A.C. (d)	49.00	49.00	2,537	2,700
Compañía Minera Coimolache S.A. (e)	40.095	40.095	-	-

Available-for-sale investments
Others			587	(50)

			1,661,801	1,412,414

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	The table below presents the net share in the results of related parties by equity method:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)

Sociedad Minera Cerro Verde S.A.A.	72,323	25,901	136,205	71,785
Minera Yanacocha S.R.L.	64,884	62,673	112,986	133,269
Canteras del Hallazgo S.A.C	(7,081)	(2,411)	(13,084)	(6,637)
Compañía Minera Coimolache S.A. (e)	(517)	-	(793)	-

	129,609	86,163	235,314	198,417

(c)
The investments held in Yanacocha (a gold mine located in Cajamarca, Peru) and Cerro Verde (a copper mine located in Arequipa, Peru), represent the Company’s most significant investments. The share in their results has been significant in relation to the Company’s net earnings in the three and six-month periods ended June 30, 2011 and 2010.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

The table below presents the principal amounts in the Yanacocha and Cerro Verde financial statements, adjusted to conform to Buenaventura’s accounting practices:

	Yanacocha		Cerro Verde
	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)
				(Note 3)
Balance Sheet
Total assets	3,186,968	2,936,994	2,827,774	2,295,386
Total liabilities	625,643	634,848	522,727	701,265
Shareholders’ equity	2,561,325	2,302,146	2,305,047	1,594,121

	Yanacocha		Cerro Verde
	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)
				(Note 3)
Results
Total income	885,923	884,889	1,484,881	909,796
Operating income	358,969	450,072	1,018,771	595,631
Net income	259,826	306,837	710,926	375,426

(d)	Canteras del Hallazgo S.A.C.: Chucapaca Project -
The mining project is located in Moquegua.  There are evidences of gold, copper and silver in Chucapaca project zone, at Canahuire deposit.

As of June 30, 2011, the project is in Feasibility and Environmental Studies, which are expected to be concluded at the end of 2012.  As of June 30, 2011, the shareholders contribution amounted to US$59,679,000 (US$33,309,000 as of December 31, 2010).

(e)	Compañía Minera Coimolache S.A.: Tantahuatay Project -
Tantahuatay Project is located in the province of Hualgayoc, which includes the districts of Hualgayoc and Chugur in Cajamarca region and has reserves of 658,000 ounces of gold (unaudited).  The open pit will be mined and the ore will be leached in piles in an initial rate of 12,000 MT/day.  As of June 30, 2011, the shareholders contribution amounted to US$80,361,000 (US$45,940,300 as of December 31, 2010).

The Environmental Study was approved on June 22, 2009, the construction authorization was issue by the General Direction of Mining, hereinafter “DGM”, by its Spanish acronym, on May 25, 2010 and the mining plan was approved by the DGM on November 4, 2010. The construction of the project started in July 2010 and the physical advance as of June 30, 2011 is 93 per cent (41 per cent as of December 31, 2010). The Management estimated the start-up of the mining operations will be on the second semester of 2011.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

On October 18, 2010, the Shareholders´Meeting of Compañía Minera Coimolache S.A. approved the development program and financial support of Tantahuatay Project to be taken into production stage; the total budget of the project was estimated in US$120,000,000 and the project financing structure should be: 30% shareholders´s equity and 70% loans from shareholders.  In Management´s opinion, the accounts receivable will be proceed with the cash flow provided by Tantahuatay Project´s operations, which is expected to start-up in the second semester of 2011.

As of June 30, 2011 and December 31, 2010, the work related to Tantahuatay Project, considering the economic viability of the Project made by Management are the following:

	2011	2010
	US$(000)	US$(000)
Inventories
Suppliers	1,417	-

Development costs
Preparation of mining	4,482	820
Other minor	1,456	420
	5,938	1,240
Mining concessions and property, plant and equipment
Construction of pad	27,070	14,759
Construction of process plant	13,276	4,096
Construction of process leach	6,338	3,270
Construction of waste dumps	3,429	1,092
Construction of employees ´camp	3,422	108
Construction of internal access	1,975	799
Construction of material dumps	1,558	975
Construction of mining road	1,307	739
Construction of laboratory	1,161	657
Construction of material dumps II	1,158	715
Other minor to US$1,000,000	11,863	6,479
	72,557	33,689

Total	79,912	34,929

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

7.	Financial obligations
The table below presents the detail of long-term debt as of June 30, 2011 and December 31, 2010:

	Original amount	Period	Guarantee	Annual interest rate	Maturities	2011	2010
	US$ (000)					US$(000)	US$(000)
Empresa de Generacion Huanza S.A. Banco de Credito del Peru - Financial leasing	119,000	10 year	Joint surety	Three-month Libor plus 4.00% (4.25 % as of June 30, 2011)	Quarterly maturities to during seven years from capitalization	79,642	54,127

Consorcio Energetico de Huancavelica S.A.
BBVA Banco Continental - Working capital loan	9,000	4 year	None	Three-month Libor plus 1.25% (1.50% as of June 30, 2011)	Quarterly maturities of US$500,000 from June 2009 to June 2012	2,000	3,000
Other						18	25
						81,660	57,152

Non-current portion						(79,656)	(55,134)

Current portion						2,004	2,018

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

8.	Shareholders’ equity, net
(a)	Dividends declared and paid -
The detail of dividends declared for the quarters ended June 30, 2011 and 2010 is as follows:

Meeting	Date	Dividends declared	Dividends per share
		US$	US$

2011 Dividends
Mandatory annual shareholders’ meeting	March 25, 2011	90,959,000	0.33
Less – Dividends granted to subsidiary		(6,992,000)

		83,967,000

2010 Dividends
Mandatory annual shareholders’ meeting	March 26, 2010	82,690,000	0.30
Less – Dividends granted to subsidiary		(6,358,000)

		76,332,000

(b)	As of June 30, 2011 and 2010, the dividends due to minority shareholders broke down as follows:

	2011	2010
	US$(000)	US$(000)

Sociedad Minera El Brocal S.A.A.	14,743	15,386
S.M.R.L. Chaupiloma Dos de Cajamarca	7,520	8,920
Inversiones Colquijirca S.A.	3,288	3,688

	25,551	27,994

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

9.	Deferred income tax asset and liability
(a)	The table below presents the components of this caption, according to the items that give rise to them:

	As of June 30, 2011	As of December 31, 2010
	US$(000)	US$(000)

Deferred asset
Tax–loss carryforward (*)	95,867	125,363
Difference in depreciation and amortization rates	24,695	20,612
Stock appreciation rights provision	14,751	20,814
Provision for closure of mining units, net	14,027	14,169
Effect of translation into U.S. dollars	7,923	5,827
Environmental liability for Santa Barbara mining unit	1,494	1,494
Embedded derivative from sale of concentrates	233	1,240
Other minor	8,387	7,602
	167,377	197,121
Less – allowance for uncertainty as to the deferred asset’s recoverability	(3,138)	(2,623)
	164,239	194,498
Deferred asset included in retained earnings
Derivative financial instruments	4,214	6,956

Deferred asset, net	168,453	201,454

Deferred liability included in results Differences in amortization rates for development costs	(14,951)	(18,149)
Embedded derivative from sale of concentrates	(1,242)	(2,766)
Other	(2,021)	(237)

Deferred liability	(18,214)	(21,152)

(*)	According to the Company´s Management projections, the total of deferred asset related to tax-loss carryforward will be consumed the next two years.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)
The current and deferred portions of the expense for income tax included in the consolidated statements of income for the three and six-month periods ended June 30, 2011 and 2010 are made up as follows:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)
Income tax
Current	(41,425)	(15,784)	(69,433)	(28,736)
Deferred	(7,265)	(2,042)	(24,796)	(4,998)
	(48,690)	(17,826)	(94,229)	(33,734)

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

10.	Net sales
The table below presents the net sales for the three and six-month periods ended June 30, 2011 and 2010:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2011	2010	Increase (decrease)	2011	2010	Increase (decrease)
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Net sales by product
Gold (i)	191,657	128,521	63,136	359,399	237,938	121,461
Silver (ii)	110,357	51,591	58,766	227,490	98,167	129,323
Copper (iii)	33,022	18,188	14,834	102,673	33,228	69,445
Zinc	19,153	20,458	(1,305)	37,927	46,401	(8,474)
Lead	11,200	10,864	336	18,411	22,144	(3,733)
	365,389	229,622	135,767	745,900	437,878	308,022
Penalties	(23,055)	(23,336)	281	(56,823)	(45,709)	(11,114)
Final liquidations for previous year	(4,877)	39	(4,916)	2,429	(4,922)	7,351
	337,457	206,325	131,132	691,506	387,247	304,259
Embedded derivative from sale of concentrates	(13,382)	(565)	(12,817)	(3,891)	(728)	(3,163)
Adjustment to open provisional liquidations	(3,086)	(2,383)	(703)	(5,620)	(1,040)	(4,580)
Hedging operations (iv)	(2,829)	2,587	(5,416)	(7,065)	4,205	(11,270)
	318,160	205,964	112,196	674,930	389,684	285,246
Net sales by services, electric power and other	9,142	6,063	3,079	15,852	9,951	5,901
	327,302	212,027	115,275	690,782	399,635	291,147

The principal variations during the six-month period ended June 30, 2011 compared with the same period of 2010, are explained below:

(i)
Increase of US$121,461,000 in gold sales resulting from the effect of a higher gold price (24.75 per cent increase) and a greater volume sold (21.49 per cent increase).  See note 13.  The increased volume sold is due mainly to more gold ounces sold as a consequence of La Zanja mining unit start up during the first semester of 2011, which is net of the lower production of Orcopampa.

(ii)
Increase of US$129,323,000 in silver sales resulting from the effect of a higher silver price (101.35 per cent increase) and a greater volume sold (15.12 per cent increase).  See note 13.  The increase in volume sold is due to more ounces produced in Julcani and Colquijirca mining units during the first semester of 2011.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

(iii)
Increase of US$69,445,000 in copper sales resulting from the effect of a greater volume sold (126.24 per cent increase) and a higher copper price (32.72 per cent increase).  See note 13.  The increase volume sold is due to more copper tons produced in the Colquijirca mining unit during the first semester of 2011.

During the last quarter of the year 2010, El Brocal´s Management decided to reduce significantly the production and sale of lead and zinc concentrate, in order to use the treatment and production capacity in the copper concentrate process. This operational decision has maintained during the first quarter of 2011.  Since April 2011, the Company started up the production and zinc and lead concentrate commercialization.

(iv)
Decrease of US$11,270,000 in income due to metal price hedging transactions resulting from a higher differences between the prices fixed for hedging and the market prices, as well as the lower volume of settlement hedging during the six-month period ended as of June 30, 2011 compared to the same period of 2010.

11.	Administrative expense
The administrative expense caption decreased by 10 per cent from an expense of US$40,472,000 for the six-month period as of June 30, 2010 to an expense of US$36,482,000 for the same period of 2011.  This variation is due mainly to record during the second quarter of 2010 a provision for long term officers´compensation for US$17,098,000, while in 2011 was not necessary to record any amount, net of the increase in personnel expense of US$5,264,000, services provided by third parties amounted to US$4,887,000 and insurance expenses amounted to US$1,245,000 during the six-month period ended as of June 30, 2011.

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

12.	Related-party transactions
(a)	The Company (through its subsidiaries) had the following transactions with its associates for the three and six-month periods ended June 30, 2011 and 2010:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)
Minera Yanacocha S.R.L. :
Paid royalties to:	15,982	13,357	28,249	27,484
S.M.R.L. Chaupiloma Dos de Cajamarca
Services received by:
Consorcio Energético de Huancavelica S.A. (Electric power transmition)	1,197	1,197	2,394	2,394
Buenaventura Ingenieros S.A. (Implementation of specific work orders)	3,305	378	3,945	863

(b)	As a result of the transactions indicated in paragraph (a), the Company had the following accounts receivable and payable from related parties:

	As of June 30, 2011	As of December 31, 2010
	US$(000)	US$(000)
Accounts receivable
Compañía Minera Coimolache S.A.	37,012	20,787
Minera Yanacocha S.R.L.	23,456	18,852
	60,468	39,639
Less – noncurrent portion	(36,869)	(20,736)
	23,599	18,903
Accounts payable
Compañía Minera Coimolache S.A.	1,379	1,697
Minera Yanacocha S.R.L.	620	1,257
	1,999	2,954
Less – noncurrent portion	(1,379)	(1,370)
	620	1,584

Translation of consolidated financial statements originally issued in Spanish - see note 14

Notes to the interim consolidated financial statements (unaudited) (continued)

13.	Statistical data (unaudited)
The Company’s statistical data related to the volume of inventories sold and average sale prices by product for the three and six-month periods ended June 30, 2011 and 2010 are as follows:

(a)	Volumes sold (metallic content):

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2011	2010	2011	2010

Gold	126,314 OZ	105,112 OZ	246,916 OZ	203,248 OZ
Silver	2,768,290 OZ	2,833,313 OZ	6,379,511 OZ	5,541,847 OZ
Lead	4,657 MT	5, 808 MT	7,404 MT	10,963 MT
Zinc	8,517 MT	9,977 MT	16,451 MT	21,336 MT
Copper	3,832 MT	2,769 MT	10,889 MT	4,813 MT

(b)	Average sale prices:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2011	2010	2011	2010
	US$	US$	US$	US$

Gold	1,513.95 /OZ	1,214.24 /OZ	1,456.86 /OZ	1,167.86 /OZ
Silver	37.01 /OZ	18.34 /OZ	35.70 /OZ	17.73 /OZ
Lead	2,493.59 /MT	1,865.45 /MT	2,519.42 /MT	2,016.30 /MT
Zinc	2,260.30 /MT	2,029.07 /MT	2,320.93 /MT	2,137.36 /MT
Copper	9,102.88 /MT	6,730.23 /MT	9,333.95 /MT	7,032.78 /MT

14.	Explanation added for English language translation
The accompanying consolidated financial statements are presented based on accounting principles generally accepted in Peru.  Certain accounting practices applied by the Company that comprise generally accepted accounting principles in Peru may differ in certain respects from generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: August 22, 2011